Company Contact:

N. Paul Brost

Chief Financial Officer

Command Security Corporation

703-464-4735

COMMAND SECURITY CORPORATION

REPORTS FINANCIAL RESULTS FOR THE THIRD FISCAL QUARTER ENDED DECEMBER 31, 2017

Herndon, VA***February 5, 2018***Command Security Corporation (NYSE MKT: MOC) today reported its financial results for its third fiscal quarter ended December 31, 2017.

Highlights for the quarter include the following:

●	Total revenues increased by 12.9% to $48.2 million compared to the third quarter of the prior year.

●	Gross profit margins increased to 11.5% or $5.5 million compared to 11.0% or $4.7 million in the third quarter of the prior year.

●	Selling, general and administrative (SG&A) costs were 9.4% of revenues or $4.5 million compared to 11.7% of revenues or $5.0 million in the third quarter of the prior year.

●	Operating income was $1.0 million (2.2% of revenues) compared to an operating loss of $0.4 million (0.8% of revenues) in the third quarter of the prior year.

●	Income tax provision includes a $1.35 million charge resulting from our estimate of the revaluation of our net deferred tax assets as a result of the Tax Cuts and Jobs Act.

The strong growth in revenue and operating income in the quarter compared to the prior year was driven by the commencement of work in June and July 2017 under new contracts with a large on-line retailer and its web services division, partly offset by reductions in revenues from a major transportation company following the Company’s decision to terminate our contract with this customer. The impact on operating income from the approximate $6.0 million decline in revenues from this customer was substantially offset by reductions in overhead and general and administrative costs related to these revenues.

We have continued to strategically invest in new revenue growth including the recently announced new contract to provide security services for the U. S. Department of State in Honduras. We have and will continue to pursue other appropriate new business opportunities in this business line.

The availability of qualified personnel and rising labor costs, including the effects of employee turnover and overtime costs, continued to be the primary area of focus throughout this past quarter and fiscal year. This is especially true during the quarter ended December 31, 2017, as certain of our general security and aviation customers experience a temporary holiday “peak” period of demand for security services which places even greater demand on recruiting and effective management of overtime and employee turnover. The increasing cost of labor, including the effects of both legislated increases in wage rates and the increasing demand for personnel, requires timely and effective methods to recruit personnel, control costs and in some cases, increase pricing. In the third quarter of fiscal 2018, the Company was successful in maintaining the ratio of direct labor to revenues at a level consistent with the same quarter of the prior year and at a slightly improved rate compared to the first two quarters of this fiscal year. However, we do expect that rising labor costs and availability of qualified personnel will continue to remain a challenge for the Company as well as the entire industry. In total and relative to revenues, all other direct costs of sales in the third quarter were reasonably consistent with the same quarter of the prior year.

During a period of increasing revenues we have continued to control legal related costs and further leverage our existing overhead and Selling, General and Administrative (SG&A) cost structure resulting in a reduction of SG&A as a percent of revenues. SG&A as a percent of revenues was 9.4% in the third quarter of fiscal year 2018 compared to 11.7% of revenues in the same quarter of the prior year.

Interest expense in the third quarter of the current fiscal year increased by approximately $70,000 as compared to the same quarter of the prior year. The increase was due primarily to increased borrowings in support of increased revenues and, to a lesser extent, increased interest rates.

Craig P. Coy, the Company’s CEO said, “This is an exciting time for the Company as we continue to seek new opportunities and meet formidable challenges in the marketplace. The large new contracts we won last year are now fully operational which took significant effort from the management team. Our new business pipeline remains promising as we focus on our core strengths and broaden our reach internationally. Work has just started on the new Department of State Honduran Embassy contract following a one month delay due to the political situation in Honduras. And, we are actively pursuing other new similar opportunities. Domestically, low unemployment rates, increased wage rate pressures and ironically new legalization of drugs legislation is requiring increased recruiting efforts to meet our growing demand for qualified security officers. This is not unique to us but impacts all our competitors which requires us to remain nimble and agile as our larger competitors face these and their own organizational challenges. We are optimistic as we begin the new year.”

About Command Security Corporation

Command Security Corporation and its Aviation Safeguards division provide uniformed security officers and aviation security services to commercial, financial, industrial, aviation and governmental customers throughout the United States. As our credo states “Securing All You Value,” we safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today. By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns. We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security. Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees. For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by the Company contains forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2017 filed with the U.S. Securities and Exchange Commission (the “SEC”), and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the SEC. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the SEC.

COMMAND SECURITY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
Income Statement Highlights	December 31,		December 31,
	(Unaudited)		(Unaudited)
	2017	2016	2017	2016

Revenues	$48,191,790	$42,672,114	$141,735,867	$121,414,727
Gross profit	5,539,757	4,705,834	16,059,747	14,414,956
General and administrative	4,508,240	4,981,889	14,094,801	13,465,209
Operating income (loss)	1,045,801	(354,514)	2,096,848	979,201
Equity earnings (loss) in minority investment of unconsolidated affiliate	(68,500)	73,000	(123,400)	(57,000)
Provision for (benefit from) income taxes	1,613,000	(152,000)	1,973,000	313,000
Net income (loss)	$(783,316)	$(207,574)	$(369,577)	$390,370
Net income (loss) per common share:
Basic	$(0.08)	$(0.02)	$(0.04)	$0.04
Diluted	$(0.08)	$(0.02)	$(0.04)	$0.04
Weighted average number of common shares outstanding:
Basic	9,941,909	9,842,686	9,881,595	9,817,097
Diluted	9,941,909	9,842,686	9,881,595	10,208,632

COMMAND SECURITY CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

Balance Sheet Highlights	December 31, 2017	March 31, 2017
	(Unaudited)	(Audited)
Cash and cash equivalents	$712,241	$1,042,291
Accounts receivable	40,958,832	29,189,233
Total current assets	45,809,562	34,837,686
Total assets	51,092,084	41,779,850
Short-term debt	21,538,853	12,228,679
Total current liabilities	34,407,944	25,530,945
Total liabilities	34,948,741	25,897,268
Stockholders’ equity	16,143,343	15,882,582
Total liabilities and stockholders’ equity	51,092,084	41,779,850